UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-11098
CUSIP Number: [          ]

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☑ Form 10-Q	☐ Form N-SAR	☐ Form 10-D
☐ Form N-CSR

For Period Ended February 25, 2005

☐ Transition Report on From 10-K
☐ Transition Report on From 20-F
☐ Transition Report on From 11-K
☐ Transition Report on From 10-Q
☐ Transition Report on From N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Solectron Corporation
Full Name of Registrant

847 Gibraltar Drive
Address of Principal Executive Office (Street and Number)

Milpitas, California 95035
City, State and Zip Code

PART II — RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form 10-Q, Form 10-D, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced on March 24, 2005, Solectron Corporation (the “Company”) is restating its consolidated financial statements for the fiscal years 2002 through 2004 and for the first quarter of fiscal 2005. The determination to restate these financial statements was made as a result of management’s identification of errors primarily related to account reconciliations and tax account roll-forwards for fiscal years 2002, 2003 and 2004.

Due to the time necessary to complete the restatement of prior period financial statements and related filings with the Securities and Exchange Commission, the Company was not able to complete its condensed consolidated financial statements for the second quarter of 2005 and meet the filing deadline of April 6, 2005 for the filing of its Quarterly Report on Form 10-Q for the quarter ended February 25, 2005.

PART IV — OTHER INFORMATION

1) Name and telephone number of persons to contact in regard to this notification.

Warren J. Ligan	(408) 956-6553
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

     ☑ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     ☐ Yes     ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

Solectron Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 7, 2005	By:	/s/ Warren Ligan
Warren Ligan
Senior Vice President and Chief Accounting Officer